UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Jefferies LLC

520 Madison Avenue

New York, New York 10022

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Bold Eagle Acquisition Corp.
Registration Statement on Form S-1
Filed September 20, 2024, as amended
File No. 333-282268

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Bold Eagle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on October 23, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated October 16, 2024 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS Securities LLC

By:	/s/ Adam Kerbis
Name: Title:	Adam Kerbis Director

By:	/s/ Matthew Noble
Name: Title:	Matthew Noble Associate Director

Jefferies LLC

By:	/s/ Tina Pappas
Name: Title:	Tina Pappas Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]